Second Quarter 2004

Second Quarter Results

  In the second quarter of 2004, 383 thousand lines were added raising the total to 16 million 466 thousand lines, an increase of 9.3%

  110 thousand users were added to broadband Internet service, increasing the number of Prodigy Infinitum accounts to 339 thousand

  305 thousand line equivalents for the data business were added, totaling 2 million 769 thousand lines, an increase of 33.3%

Traffic

  Local calls increased 2.3%

  Interconnection traffic increased 15.3%

  DLD minutes increased 7.5%

  ILD outgoing minutes increased 9.1%

Financial

  Revenues totaled 30,080 million pesos, 3.2% higher than in 2003

  EBITDA rose to 15,087 million pesos, 2.9% higher than the second quarter of 2003

  Earnings per share were 0.36 pesos and 0.64 dollars per ADR

Relevant figures (Millions of Mexican constant pesos as of June 2004)	2Q2004	2Q2003	% Increase	6 months 2004	6 months 2003	% Increase
Revenues	30,080	29,137	3.2	59,153	58,061	1.9
EBITDA	15,087	14,659	2.9	29,825	29,559	0.9
Operating income	9,675	9,703	(0.3)	19,352	19,456	(0.5)
Net income	4,401	6,468	(32.0)	9,904	11,664	(15.1)
Earnings per share (pesos)*	0.36	0.52	(30.9)	0.82	0.94	(12.8)
Earnings per ADR (dollars)**	0.64	0.95	(32.6)	1.43	1.72	(16.9)
Outstanding shares (millions)	12,119	12,418	(2.4)	12,119	12,418	(2.4)
Equivalent ADRs (millions)	606	621	(2.4)	606	621	(2.4)

*Considers outstanding shares at the end of each period

**One ADR represents 20 shares

Operating results

Voice business
(Thousand units)	2Q 2004	1Q 2004	4Q 2003	3Q 2003	2Q 2003	% Inc. vs. 2Q 2003

Lines in service	16,466	16,083	15,683	15,356	15,065	9.3
Net line gain *	383	399	327	290	329	16.3
Multifon Hogar	899	796	639	513	416	116.0
Lines with digital services	6,004	5,774	5,488	5,278	4,958	27.4
Penetration	36.5%	35.9%	35.0%	34.4%	32.9%	3.6
Voice mail	6,491	5,775	5,355	4,759	2,160	200.5
Penetration	39.4%	35.9%	34.2%	31.0%	14.3%	25.1

*Amounts of each quarter.

Local traffic
(Million units)	2Q 2004	1Q 2004	4Q 2003	3Q 2003	2Q 2003	% Inc. vs. 2Q 2003

Local calls	6,709	6,743	6,693	6,876	6,559	2.3
Interconnection minutes	7,502	6,862	6,568	6,646	6,507	15.3

Local

Line gain for the quarter was 382,893, 16.3% higher than the second quarter of 2003. At June 30, there were 16,465,654 lines, an annual increase of 9.3%. Of the additions during the quarter, the prepaid system generated 26.9%, bringing the total of Multifon Hogar lines to 899,311, 116.0% more than the previous year.

In the second quarter, digital services attained market penetration of 36.5% of lines in service. At June 30, there were 6,491,121 basic voice mails (Buzon TELMEX) in operation, an increase of 200.5% compared with the previous year and market penetration of 39.4% of lines in service.

During the quarter, 6,709 million local calls were made, an annual increase of 2.3%. For the six months, total local traffic was 13,463 million calls, 3.1% higher than the same period of 2003.

Interconnection traffic totaled 7,502 million minutes during the quarter, 15.3% more than in the same period of the previous year. For the first half, interconnection traffic increased 14.2% compared with the same period of last year totaling 14,365 million minutes.

Long distance traffic
(Million minutes)	2Q 2004	1Q 2004	4Q 2003	3Q 2003	2Q 2003	% Inc. vs. 2Q 2003

Domestic long distance	4,158	4,030	3,763	3,919	3,868	7.5
International long distance	1,627	1,314	1,406	1,197	984	65.3

Long distance

In the second quarter, DLD traffic totaled 4,158 million minutes, 7.5% higher than the same period of 2003. In the first half, DLD traffic totaled 8,188 million minutes, with an increase of 6.4% compared with the same period of the previous year.

ILD outgoing minutes increased 9.1% totaling 415 million minutes. Incoming ILD minutes totaled 1,212 million minutes, 100.7% higher than the same period of 2003. The incoming-outgoing ratio was 2.9 compared with 1.6 last year. For the six months, ILD outgoing minutes totaled 834 million and incoming 2,107 million, providing increases of 8.3% and 84.7%, respectively, compared with the same periods of 2003.

Data business

(Thousand units)	2Q 2004	1Q 2004	4Q 2003	3Q 2003	2Q 2003	% Inc Vs 2Q 2003

Internet access accounts	1,552	1,521	1,452	1,373	1,288	20.5
Penetration	9.4%	9.5%	9.3%	8.9%	8.6%	0.9
Prodigy (Dial Up)	1,198	1,278	1,258	1,205	1,148	4.3
Prodigy Infinitum (ADSL)	339	229	179	152	123	177.0
Line equivalents for data transmission	2,769	2,464	2,291	2,178	2,077	33.3

Data

At June 30, Internet access accounts (dial-up and broadband) rose to 1,551,610, an increase of 20.5% compared with the same period of the previous year.

In the second quarter, the number of new Prodigy Infinitum (ADSL) customers doubled compared with the first quarter as 110,414 signed up for the broadband service. At June 30, there were 339,306 Prodigy Infinitum accounts in operation, 177.0% more than the same period of 2003.

In corporate services related to data transmission, there was an increase of 33.3% in line equivalents compared with the previous year, bringing the total to 2,768,980 line equivalents for data.

Acquisitions

TELMEX continued its international expansion with three transactions that will help the company to consolidate its presence in the Chilean and Brazilian markets and complement the services it offers in the region.

In April, TELMEX announced that it would acquire the participation of MCI, Inc. in Embratel Participações S.A. (Embratel) for 400 million dollars. The shares to be purchased represent approximately 51.8% of the outstanding voting stock of Embratel and approximately 19.3% of Embratel's total equity. As part of this process, Anatel approved TELMEX's acquisition of Embratel.

In April, TELMEX acquired 40% of Chilesat Corp. S.A. (Chilesat) in a private transaction. In accordance with Chilean law, the company announced that it would make a public offer to acquire the remaining shares. In June, TELMEX acquired 278.5 million of Chilesat's additional shares, increasing TELMEX's participation to 99.3% of Chilesat. The total amount invested in this company was 114 million dollars.

In June, TELMEX announced its intention to acquire a participation in Net Serviços de Comunicação S.A. (Net). The price of the transaction will depend on Net's debt restructure and it is estimated that it will be between 250 and 370 million dollars for a participation of between 30% to 60% of the total shares outstanding. The transaction is subject to the debt restructuring and to related regulatory approvals.

Consolidated Financial Results

Revenues

In the second quarter of 2004, total revenues rose to 30,080 million pesos, an increase of 3.2%, compared with the same period of the previous year. For the six months, revenues increased 1.9%, totaling 59,153 million pesos.

  Local: revenues increased 2.0% compared with the second quarter of 2003. The increase was due to line gain and local traffic growth as well as the increase in penetration of digital services and Buzon TELMEX. For the six months, these revenues increased 1.0%.

  DLD: revenues increased 5.1% in the second quarter due to the incorporation of the subsidiaries in Latin America as well as growth in the data business. The increase for the six months was 3.0%.

  ILD: revenues increased 4.3% compared with the second quarter of 2003 due to the increase of incoming traffic. For the first half, these revenues increased 2.8%.

  Interconnection: revenues increased 1.5% compared with the second quarter of the previous year as a result of higher traffic for the several telecommunications operators that use the company's infrastructure. For the six months, interconnection revenues increased 0.6%.

  Data: revenues related to Internet services, rent and installation of line equivalents and value-added services related to data transmission increased 24.0% in the second quarter compared with the same period of 2003. These revenues rose to 4,167 million pesos in the second quarter, reflecting the increase in the number of broadband users, a higher number of line equivalents in operation and the incorporation of the new subsidiaries in Latin America. For the six months, these revenues increased 19.8%, totaling 8,085 million pesos.

Costs and Expenses

Costs and expenses increased 5.0% compared with the same period of the previous year and 3.1% for the six months totaling 20,405 and 39,801 million pesos, respectively.

  Cost of sales and services: increased 6.9% due to higher payments for the development of engineering projects related to the company's investment program, higher data network maintenance expenses and increases in the cost of electricity service. Additionally, the increase reflected last-mile access costs paid by TELMEX's subsidiaries in Latin America and salary and benefit costs for those companies' personnel. For the six months, cost of sales and services increased 4.2%.

  Commercial, administrative and general expenses: increased 1.1% in the quarter due to higher advertising related to Prodigy Infinitum 256 Kbps and Lada 100, as well as higher commission payments for collecting services. For the six months, they increased 2.5%.

  Interconnection: decreased 0.2% due to the stabilization of Calling Party Pays traffic in the quarter. For the six months, they increased 0.6%.

  Depreciation and Amortization: increased 9.2% in the quarter due to the incorporation of additional assets from the new subsidiaries in Latin America as well as the devaluation of the Mexican peso to the US dollar. For the six months, the increase was 3.7%.

EBITDA and Operating Income

EBITDA rose to 15,087 million pesos in the quarter, 2.9% higher than the same period of last year. Operating income totaled 9,675 million pesos, almost the similar amount as the same period of the previous year. The EBITDA and operating margins were 50.2% and 32.2%, respectively. For the six months, EBITDA and operating income were 29,825 and 19,352 million pesos, respectively an increase of 0.9% and a decrease of 0.5%, compared with the same period in the previous year.

Comprehensive Financing Cost

Comprehensive financing cost was 1,648 million pesos during the second quarter compared with a positive impact (due to an exchange gain) of 800 million pesos in the year-ago period. The cost in the 2004 period was due to a net interest charge of 700 million pesos and an exchange loss of 991 million pesos caused by the 2.3% devaluation of the peso to the US dollar (11.4116 vs. 11.1540 pesos per dollar), partially offset by a monetary gain of 43 million pesos.

Net Income

Net income totaled 4,401 million pesos, 32.0% lower than the same period of 2003, partially due to the impact of comprehensive financing cost. For the six months, net income totaled 9,904 million pesos, 15.1% lower than the same period of 2003. Earnings per share for the second quarter, based on the number of shares outstanding at period end, were 0.36 pesos, and earnings per ADR were 0.64 dollars.

Repurchase of Shares

From April 1st to June 30, the company repurchased 201,963,800 of its own shares outstanding, representing 1.7% of outstanding shares at the end of March.

Debt

Total debt, short-term and long-term equaled 5.482 billion dollars compared with 5.627 billion dollars in June 2003, a decrease of 2.6%. Excluding hedges, 83.3% of total debt was foreign-denominated and at the end of the quarter, currency hedges covered 350 million dollars of the total debt. Additionally, interest rate swaps were carried out for 12,390 million pesos producing a new fixed rate of 9.2% with average maturities of 5 years and interest rate swaps for 1,050 million dollars resulting in an integrated effect of a reduction of 91 basis points in the cost of the floating interest rate. After the interest rate swaps, fixed rate debt represents 69.0% of total debt.

Syndicated Bank Loan

On July 15, TELMEX closed on a syndicated bank loan for 2.425 billion dollars in two tranches. The first includes 1.525 billion dollars with a three-year maturity at Libor plus 0.45% and the second is for 900 million dollars with a five-year maturity at Libor plus 0.525%. Twenty-two banks participated in this transaction.

Convertible Senior Debentures

On June 16, TELMEX announced that it issued 385,285,200 series "L" shares from treasury as a result of the maturity and conversion of its U.S.$1,000,000,000 4.25% Convertible Senior Debentures issued in June 1999 with maturity on June 15, 2004. The transaction covered the outstanding balance at the moment of conversion of approximately 570 million dollars of the debentures.

Consolidation Effect of Subsidiaries in Latin America

Integrating TELMEX's subsidiaries in Latin American in the second quarter income statement resulted in recognizing additional revenues of 548 million pesos and operating expenses of approximately 646 million pesos including depreciation of 166 million pesos. EBITDA totaled 68 million pesos.

Consolidated Income Statements
(Millions of Mexican constant pesos as of June 2004)	2Q2004	2Q2003	% Increase	6 months 2004	6 months 2003	% Increase
Operating revenues
Local	13,856	13,580	2.0	27,349	27,066	1.0
Domestic long distance	8,125	7,730	5.1	16,052	15,588	3.0
International long distance	2,288	2,193	4.3	4,407	4,288	2.8
Interconnection	4,597	4,530	1.5	8,980	8,930	0.6
Others	1,214	1,104	10.0	2,365	2,189	8.0
Total	30,080	29,137	3.2	59,153	58,061	1.9

Operating costs and expenses
Cost of sales and services	7,332	6,858	6.9	14,106	13,535	4.2
Commercial, administrative and general	4,499	4,452	1.1	8,934	8,714	2.5
Interconnection	3,162	3,168	(0.2)	6,288	6,253	0.6
Depreciation and amortization	5,412	4,956	9.2	10,473	10,103	3.7
Total	20,405	19,434	5.0	39,801	38,605	3.1

Operating income	9,675	9,703	(0.3)	19,352	19,456	(0.5)

Comprehensive financing cost
Net interest	700	793	(11.7)	1,730	926	86.8
Exchange loss (gain), net	991	(1,521)	(165.2)	674	690	(2.3)
Monetary gain, net	(43)	(72)	(40.3)	(719)	(737)	(2.4)
Total	1,648	(800)	(306.0)	1,685	879	91.7

Income before tax and employee profit sharing	8,027	10,503	(23.6)	17,667	18,577	(4.9)

Provisions for income tax and employee profit sharing	3,614	3,970	(9.0)	7,722	6,810	13.4

Income before equity in results of affiliates	4,413	6,533	(32.5)	9,945	11,767	(15.5)

Equity in results of affiliates	(12)	(65)	(81.5)	(41)	(103)	(60.2)

Net income	4,401	6,468	(32.0)	9,904	11,664	(15.1)

EBITDA	15,087	14,659	2.9	29,825	29,559	0.9
EBITDA Margin (%)	50.2	50.3	(0.1)	50.4	50.9	(0.5)
Operating Margin (%)	32.2	33.3	(1.1)	32.7	33.5	(0.8)

Consolidated Balance Sheets (Millions of Mexican constant pesos as of June 2004)	June 2004	June 2003
Assets
Cash and short-term investments	6,643	2,185
Other current assets	29,928	30,046
Plant, property and equipment, net	122,715	124,596
Other assets	5,021	2,723
Intangible assets		6,837
Projected net asset	23,465
Total assets	187,772	166,387

Liabilities and stockholders' equity
Current portion of long-term debt	14,451	19,337
Other current liabilities	20,040	17,599
Long-term debt	48,114	42,142
Pensions and seniority premiums		4,446
Deferred taxes	20,760	14,794
Total liabilities	103,365	98,318
Stockholders' equity	84,407	68,069
Total liabilities and stockholders' equity	187,772	166,387

Outstanding shares at June 30, 2004: 12,118,859,954

Exchange rate used at June 30, 2004: 11.4116 pesos per dollar

Local Service Business Mexico
Income statements (Millions of Mexican constant pesos as of June 2004)	2Q2004	2Q2003	% Increase	6 months 2004	6 months 2003	% Increase
Operating revenues
Access, rent and measured service	13,753	13,598	1.1	27,216	27,091	0.5
Recovery of LADA special projects	605	462	31.0	1,124	942	19.3
LADA interconnection	1,145	875	30.9	2,127	1,782	19.4
Interconnection with operators	359	293	22.5	637	569	12.0
Interconnection with cellular	4,199	4,235	(0.9)	8,297	8,360	(0.8)
Other	2,286	2,077	10.1	4,445	4,186	6.2
Total	22,347	21,540	3.7	43,846	42,930	2.1

Operating costs and expenses
Cost of sales and services	5,197	4,890	6.3	9,909	9,282	6.8
Commercial, administrative and general	3,882	3,853	0.8	7,468	7,457	0.1
Interconnection	3,153	3,161	(0.3)	6,270	6,238	0.5
Depreciation and amortization	3,556	3,349	6.2	6,872	6,763	1.6
Total	15,788	15,253	3.5	30,519	29,740	2.6

Operating income	6,559	6,287	4.3	13,327	13,190	1.0

EBITDA	10,115	9,636	5.0	20,199	19,953	1.2
EBITDA Margin (%)	45.3	44.7	0.6	46.1	46.5	(0.4)
Operating Margin (%)	29.4	29.2	0.2	30.4	30.7	(0.3)

Comments on Local Financial Results Mexico

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the second quarter increased 3.7% compared with the same period of the previous year. This result was due to the increase in interconnection on TELMEX's network from LADA and other long distance operators. Total local revenues were 22,347 million pesos and 43,846 million pesos for the six months, an increase of 2.1%

Operating costs and expenses rose 3.5% compared with the second quarter of 2003, reflecting an increase in the cost of sales and services of 5,197 million pesos and higher depreciation and amortization of 3,556 million pesos. Total operating costs and expenses were 15,788 million pesos in the second quarter and 30,519 million pesos for the six months, an increase of 2.6%.

For the quarter, operating income increased 4.3% to 6,559 million pesos and EBITDA totaled 10,115 million pesos, 5.0% higher than the same period of 2003. For the first half, EBITDA increased 1.2%, totaling 20,199 million pesos.

Long Distance Business Mexico
Income statements (Millions of Mexican constant pesos as of June 2004)	2Q2004	2Q2003	% Increase	6 months 2004	6 months 2003	% Increase
Operating revenues
Domestic long distance	3,925	4,427	(11.3)	7,928	8,928	(11.2)
International long distance	1,840	1,819	1.2	3,614	3,556	1.6
Total	5,765	6,246	(7.7)	11,542	12,484	(7.5)

Operating costs and expenses
Cost of sales and services	1,175	1,235	(4.9)	2,256	2,388	(5.5)
Commercial, administrative and general	1,181	1,255	(5.9)	2,395	2,458	(2.6)
Interconnection to the local network	1,036	803	29.0	1,932	1,640	17.8
Cost of LADA special projects	543	420	29.3	1,012	859	17.8
Depreciation and amortization	741	743	(0.3)	1,432	1,457	(1.7)
Total	4,676	4,456	4.9	9,027	8,802	2.6

Operating income	1,089	1,790	(39.2)	2,515	3,682	(31.7)

EBITDA	1,830	2,533	(27.8)	3,947	5,139	(23.2)
EBITDA Margin (%)	31.7	40.6	(8.9)	34.2	41.2	(7.0)
Operating Margin (%)	18.9	28.7	(9.8)	21.8	29.5	(7.7)

Comments on Long Distance Financial Results Mexico

The long distance income statement prepared in accordance with accounting separation principles shows that long distance revenues decreased 7.7% in the second quarter. The decrease in revenues was due the reduction of domestic and international long distance rates in real terms, partially offset by a recovery in international and domestic long distance traffic. Total long distance revenues were 5,765 million pesos in the second quarter and 11,542 for the first half, decreases of 7.7% 7.5%, respectively.

In the second quarter, reductions of 60 million pesos in costs of sales and services and 74 million pesos in commercial, administrative and general expenses partially offset the increase in interconnection charges. Total operating costs and expenses increased 4.9% compared with the second quarter of 2003 and totaled 4,676 million pesos. For the six months, operating costs and expenses increased 2.6%, totaling 9,027 million pesos.

Operating income decreased 39.2% and EBITDA decreased 27.8% in the second quarter, totaling 1,089 and 1,830 million pesos, respectively. For the six months, operating income and EBITDA decreased 31.7% and 23.2%, respectively, with operating income totaling 2,515 million pesos and EBITDA totaling 3,947 million pesos.